Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 9868)

POLL RESULTS OF THE ANNUAL GENERAL MEETING

HELD ON JUNE 20, 2023

We refer to (i) the notice of Annual General Meeting (the “AGM”) dated May 5, 2023 (the “Notice”), and (ii) the proxy statement / circular for the AGM dated May 5, 2023 (the “Proxy Statement”) of XPeng Inc. (the “Company” or “we”). Unless otherwise required by the context, capitalised terms used in this announcement shall have the same meanings as those defined in the Proxy Statement and the Notice.

POLL RESULTS OF THE AGM

The Board is pleased to announce that the AGM was held on June 20, 2023, at 10:00 a.m. Hong Kong time, at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC. All resolutions proposed at the AGM have been duly passed.

As at the date of the AGM, the total number of issued shares of the Company (the “Shares”) was 1,726,593,482 Shares, comprising 1,377,885,225 Class A ordinary shares and 348,708,257 Class B ordinary shares. 3,038 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan and 3,206,844 Class A ordinary shares held by XPeng Fortune Holdings Limited have abstained from voting on all resolutions proposed at the AGM in accordance with Rule 17.05A of the Hong Kong Listing Rules.

Save as disclosed above, there was no shareholder or its associate (as defined in the Hong Kong Listing Rules) who is deemed to have a material interest in any of the resolutions to be proposed at the AGM, and therefore, there was no shareholder who was required to abstain from voting on any resolution proposed at the AGM, nor any shareholder who was entitled to attend the AGM but was required to abstain from voting in favour of any resolution at the meeting pursuant to Rule 13.40 of the Hong Kong Listing Rules. No person has indicated in the Proxy Statement that he or she intends to vote against or in abstention in respect of any resolution proposed at the AGM.

Accordingly, the total number of Shares entitling the holders to attend and vote on the resolutions numbered 1 to 9 at the AGM was 1,723,383,600 Shares, comprising 1,374,675,343 Class A ordinary shares and 348,708,257 Class B ordinary shares as at the date of the AGM.

Each Class A ordinary share issued and outstanding as of the close of business on the Shares Record Date is entitled to one vote per share at the AGM. Each Class B ordinary share issued and outstanding as of the close of business on the Shares Record Date is entitled to ten votes per share (i.e. resolutions 1, 2 and 4 and resolutions 6 to 8), save for resolutions regarding the re-election of independent non-executive Director, the re-appointment of auditors and the proposed amendments to the memorandum and articles of association of the Company (i.e. resolutions 3, 5 and 9), in which case they shall have one vote per share at the AGM. Each resolution put to the vote at the AGM has been decided by poll.

The poll results in respect of the resolutions proposed at the AGM are set out as follows:

ORDINARY RESOLUTIONS			Number of votes cast and percentage (%)						Total number of voting Shares	Total number of votes cast
			FOR		AGAINST		ABSTAIN
1.	To receive and adopt the audited consolidated financial statements of the Company and the reports of the directors (the “Director(s)”) and the auditor of the Company as of and for the year ended December 31, 2022.	Class A ordinary shares	709,664,951	99.6392%	1,230,008	0.1727%	1,339,398	0.1881%	712,234,357	712,234,357
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,196,747,521	99.9388%	1,230,008	0.0293%	1,339,398	0.0319%	1,060,942,614	4,199,316,927
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.
2.	To re-elect Mr. Xiaopeng He as an executive Director as detailed in the proxy statement/circular dated May 5, 2023.	Class A ordinary shares	656,448,650	92.1678%	54,445,787	7.6444%	1,337,720	0.1878%	712,232,157	712,232,157
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,143,531,220	98.6716%	54,445,787	1.2965%	1,337,720	0.0319%	1,060,940,414	4,199,314,727
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

3.	To re-elect Mr. Donghao Yang as an independent non-executive Director as detailed in the proxy statement/circular dated May 5, 2023.	Class A ordinary shares	673,091,167	94.5045%	37,758,028	5.3014%	1,382,962	0.1941%	712,232,157	712,232,157
		Class B ordinary shares	348,708,257	100.0000%	0	0.0000%	0	0.0000%	348,708,257	348,708,257
		TOTAL NUMBER (CLASS A & CLASS B)	1,021,799,424	96.3107%	37,758,028	3.5589%	1,382,962	0.1304%	1,060,940,414	1,060,940,414
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.
4.	To authorize the Board of Directors to fix the respective Directors’ remuneration.	Class A ordinary shares	709,117,456	99.5627%	1,560,495	0.2191%	1,554,206	0.2182%	712,232,157	712,232,157
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,196,200,026	99.9258%	1,560,495	0.0372%	1,554,206	0.0370%	1,060,940,414	4,199,314,727
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

5.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board of Directors to fix their remunerations for the year ending December 31, 2023.	Class A ordinary shares	708,602,754	99.4904%	2,325,617	0.3265%	1,303,786	0.1831%	712,232,157	712,232,157
		Class B ordinary shares	348,708,257	100.0000%	0	0.0000%	0	0.0000%	348,708,257	348,708,257
		TOTAL NUMBER (CLASS A & CLASS B)	1,057,311,011	99.6579%	2,325,617	0.2192%	1,303,786	0.1229%	1,060,940,414	1,060,940,414
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

6.	THAT consider and approve the grant of a general mandate to the Directors to issue, allot, and deal with additional Class A ordinary shares of the Company not exceeding 20% of the total number of issued shares of the Company as at the date of passing of this resolution as detailed in the proxy statement/circular dated May 5, 2023.	Class A ordinary shares	563,647,271	79.1381%	147,085,074	20.6513%	1,499,812	0.2106%	712,232,157	712,232,157
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,050,729,841	96.4617%	147,085,074	3.5026%	1,499,812	0.0357%	1,060,940,414	4,199,314,727
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

7.	THAT consider and approve the grant of a general mandate to the Directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution as detailed in the proxy statement/circular dated May 5, 2023.	Class A ordinary shares	708,386,586	99.4601%	2,437,013	0.3422%	1,408,558	0.1977%	712,232,157	712,232,157
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,195,469,156	99.9084%	2,437,013	0.0580%	1,408,558	0.0336%	1,060,940,414	4,199,314,727
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.
8.	THAT consider and approve the extension of the general mandate granted to the Directors to issue, allot and deal with additional shares in the share capital of the Company by the aggregate number of the shares and/ or shares underlying the ADSs repurchased by the Company as detailed in the proxy statement/circular dated May 5, 2023.	Class A ordinary shares	566,365,444	79.5198%	144,387,461	20.2725%	1,479,252	0.2077%	712,232,157	712,232,157
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,053,448,014	96.5264%	144,387,461	3.4384%	1,479,252	0.0352%	1,060,940,414	4,199,314,727
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

SPECIAL RESOLUTION			Number of votes cast and percentage (%)						Total number of voting Shares	Total number of votes cast
			FOR		AGAINST		ABSTAIN
9.	THAT consider and approve the proposed amendments to the memorandum and articles of association of the Company and the adoption of the ninth amended and restated memorandum and articles of association of the Company as detailed in the proxy statement/circular dated May 5, 2023 to replace the eighth amended and restated memorandum and articles of association of the Company adopted by special resolution passed on December 8, 2021 in its entirety.	Class A ordinary shares	709,845,399	99.6649%	739,818	0.1039%	1,646,940	0.2312%	712,232,157	712,232,157
		Class B ordinary shares	348,708,257	100.0000%	0	0.0000%	0	0.0000%	348,708,257	348,708,257
		TOTAL NUMBER (CLASS A & CLASS B)	1,058,553,656	99.7750%	739,818	0.0697%	1,646,940	0.1553%	1,060,940,414	1,060,940,414
	The resolution has been duly passed as a special resolution with more than three-fourths of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

The Company’s share registrar in Hong Kong, Tricor Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

The executive Director, Mr. Xiaopeng He; the non-executive Director, Mr. Ji-Xun Foo, and the independent non-executive Directors, Mr. Donghao Yang and Ms. Fang Qu attended the AGM. Mr. Yingjie Chen, Mr. Qin Liu, Mr. Fei Yang and Mr. HongJiang Zhang did not attend the AGM due to other business commitments.

RETIREMENT OF NON-EXECUTIVE DIRECTOR

Reference is made to the proxy statement / circular of the Company dated May 5, 2023 that Mr. Qin Liu (“Mr. Liu”) had notified the Board of his intention to retire as a non-executive Director at the AGM and his decision of not to offer himself for re-election due to personal business commitments. The Board announces that Mr. Liu has retired as a non-executive Director upon conclusion of the AGM.

Mr. Liu has confirmed that he has no disagreement with the Board or the Company and there is no other matter relating to his retirement as non-executive Director that needs to be brought to the attention of the shareholders of the Company and The Stock Exchange of Hong Kong Limited.

The Board wishes to take this opportunity to express its gratitude to Mr. Liu for his contribution during his tenure of office.

By order of the Board XPeng Inc. Xiaopeng He Chairman

Hong Kong, Tuesday, June 20, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Yingjie Chen, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

* For identification purpose only